Mail Stop 4561

December 21, 2006

Mr. Lewis R. Holding
Chairman and Chief Executive Officer
First Citizens BancShares, Inc.
3128 Smoketree Court
Raleigh, North Carolina 27604

     Re: **First Citizens BancShares, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Forms 10-Q for Fiscal 2006

Dear Mr. Holding:

     We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2006

Note A – Accounting Policies, page 7

Derivative Financial Instruments

1. We note during the second quarter of 2006, you entered into an interest rate swap that synthetically converts the variable interest rate on trust preferred securities issued in 2006 to a fixed rate. Please tell us:

   - the nature and terms of the interest rate swap and the trust preferred securities, (including any deferral options),

- how you determined there was no ineffectiveness at inception of the swap, including the method used,

- If there is a deferral option, how you considered it in determining there was no ineffectiveness.

*   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851, if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant